**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 104178 / November 13, 2025**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-22541**

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| **In the Matter of** <br><br> **RespireRx Pharmaceuticals Inc.,** <br><br> Respondent. | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by RespireRx Pharmaceuticals Inc. (CIK No. 849636) (Ticker: RSPI) ("RSPI" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. §201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 11, 2025, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Respondent ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.     RSPI (CIK No. 849636) (Ticker: RSPI) is a Delaware corporation located in Glen Rock, New Jersey, with a class of securities registered with the Commission under Exchange Act Section 12(g).  Unsolicited quotations for the common stock of RSPI are submitted on the Expert Market of OTC Link ATS, whose parent company is OTC Markets, Inc.

     2.     RSPI has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-Q for the period ended September 30, 2023.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of the securities of RespireRx Pharmaceuticals Inc. (CIK No. 849636) (Ticker: RSPI) registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of November 14, 2025.[2]

For the Commission, by its Secretary, pursuant to delegated authority.


                           Vanessa A. Countryman
                           Secretary

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[1]    The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]    This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.